Form 20-F
period 2002-12-14
BARCLAYCARD FUNDING PLC
filed 2003-06-16
CIK 1096348

As filed with the Securities and Exchange Commission on June 16, 2003

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F

(MARK ONE)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 14, 2002 (NO FEE REQUIRED)

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM TO (NO FEE REQUIRED)

Commission file numbers 333-100102; 333-100102-01; 333-100102-02

Barclaycard Funding PLC
(Exact name of Registrant as specified in its charters)
England and Wales
(State or other jurisdiction of incorporation or organization)
54 Lombard Street
London EC3P 3AH
United Kingdom
44-(0)207-699-5000
(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Class	Name of Each Exchange on Which Registered

None	None

Securities registered or to be registered pursuant to Section 12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Title of Class	Name of Each Exchange on Which Registered

Medium Term Note Certificate	None

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) have been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐	Item 18 ☒	Incorporated by Reference to filings on Form 6-K ☐

     This Annual Report on Form 20-F relates to the Series 02-1 Medium Term Note Certificate, issued pursuant to a security trust and cash management deed dated November 23, 1999, as supplemented by the Series 02-1 MTN Supplement dated October 24, 2002, between Barclaycard Funding PLC, as MTN issuer (the “MTN Issuer”) and The Bank of New York, as security trustee (the “Security Trustee”).

     Capitalized terms used herein and not defined have the same meaning ascribed to such terms in the Registration Statement for the Notes.

     The information required for some items in Form 20-F is “not applicable” to the MTN Issuer.

Presentation of Financial and Certain Other Information

     Unless otherwise indicated or otherwise required by the context, all references throughout this document to “£”, “pounds”, “sterling” or “pounds sterling” are to the lawful currency of the United Kingdom of Great Britain and Northern Ireland. References in this document to “U.S.$”, “$”, “U.S. dollars” or “dollars” are to the lawful currency of the United States of America.

     The MTN Issuer maintains its accounting records and prepares its statutory accounts in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. The MTN Issuer’s audited financial statements as of December 14, 2001 and 2002 and for the years ended December 14, 2000, 2001 and 2002, and, unless otherwise indicated, other financial information in this Form 20-F, have been prepared in accordance with U.S. GAAP, and in pounds, which is the MTN Issuer’s operating currency.

     Certain numerical figures included in the Form 20-F have been subject to rounding adjustments; accordingly, numerical figures shown as totals in certain tables may not be an arithmetic aggregation of the figures which precede them.

CAUTIONARY STATEMENT FOR PURPOSES OF THE “SAFE HARBOR” PROVISIONS OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. This Annual Report on Form 20-F contains certain forward looking statements as defined in section 27A of the Securities Act and in section 21E of the United States Securities Exchange Act of 1934. These forward looking statements are accompanied by, and should be read in conjunction with, an explanation of factors that could cause actual results to differ materially from those expressed as such forward looking statements. By their nature, forward looking statements involve risk and uncertainty, and the factors described in the context of such forward looking statements and other factors referred to in this Annual Report on Form 20-F, particularly in Item 4. “Information on the Company” and Item 5. “Operating and Financial Review and Prospects”, could cause actual results and developments to differ materially from those expressed in or implied by such forward looking statements. The MTN Issuer is claiming the benefits of the safe harbor provisions referred to above.

     The MTN Issuer’s registered office is located at 54 Lombard Street, London EC3P 3AH, England.

PART I

Item 1.   Identity of Directors, Senior Management and Advisers

     Not applicable.

Item 2.   Offer Statistics and Expected Timetable

     Not applicable.

Item 3.   Key Information

Selected Financial Data

     The following table presents selected financial data as of and for each of the four years in the period ended December 14, 2002. The selected financial data presented below should be read in conjunction with our financial statements and related notes thereto included in this Form 20-F. The financial statements have been prepared in accordance with U.S. GAAP.

     The following are selected financial statistics in relation to the MTN Issuer:

	2002	2001	2000	1999*

	(£, except for percentages)
Net income	16,717	7,713	6,712	2,986
Shareholders’ equity	34,128	29,911	22,198	15,486
Average shareholders’ equity	32,020	26,055	18,842	7,743
Total assets	169,626	691,244,222	674,654,273	615,423,828
Average total assets	345,706,924	682,949,248	645,039,051	307,711,914
Net Income as a percentage of:
— Average total assets	0.005%	0.001%	0.001%	0.001%
— Average shareholders’ equity	52%	30%	36%	39%
— Average shareholders’ equity as a percentage of average total assets	0.009%	0.004%	0.003%	0.003%

*	There were no operating activities before 1999

     The ratio of earnings to fixed charges for the MTN Issuer is as follows: (a) for the year ended December 14, 2002, 292.50%; (b) for the year ended December 14, 2001, 147.11%; (c) for the year ended December 14, 2000, 220.79%; (d) for the year ended December 14, 1999, 377.02%.

Exchange Rate Information

     The translations of pounds into dollars have been made at the rate of 0.6107, which is the closing price on June 2, 2003 for the dollar/sterling exchange rate as displayed on the Bloomberg Service under USD—GBP Currency HP. Using this rate does not mean that pound sterling amounts actually represent those U.S. dollar amounts or could be converted into U.S. dollars at that rate.

     The following table sets forth the history of the dollar/sterling exchange rates for the five most recent years.

Dollar/Sterling Exchange Rate History(1)

	Year ended December 31

	2002	2001	2000	1999	1998

Last (2)	0.6209	0.6875	0.6698	0.6180	0.6025
Average (3)	0.6661	0.6943	0.6609	0.6183	0.6035
High	0.7101	0.7282	0.7153	0.6451	0.6200
Low	0.6209	0.6650	0.6047	0.5972	0.5843

Notes
(1)	Data obtained from Bloomberg USD — GBP “CRNCY” HP screen (Mid London Composite).
(2)	Last is the closing exchange rate on the last business day of each of the periods indicated.
(3)	Average is the average daily exchange rate during the periods indicated.

     The following table sets forth the high and low exchange rates between the pound and the dollar, expressed in pounds per dollar, for each of the months in the five month period ended May 31, 2003.

Pounds Sterling Per Dollar

Month	High	Low

	(pounds per dollar)
January 2003	0.6067	0.6260
February 2003	0.6068	0.6358
March 2003	0.6200	0.6400
April 2003	0.6250	0.6451
May 2003	0.6066	0.6277
June 2003 (through June 6)	0.6016	0.6143

Capitalization and Indebtedness

     Not applicable.

Reasons for the Offer and Use of Proceeds

     Not applicable.

Risk Factors

Grouping of the MTN Issuer with Barclays for Tax Purposes Could Jeopardize the Bankruptcy Remote Status of the MTN Issuer

     Notwithstanding the steps that have been and may be taken to ensure that the insolvency of the MTN Issuer will be remote, the MTN Issuer is included in the Barclays Group registration for VAT purposes. As a company included in that group registration, broadly, it will be liable, on a joint and several basis with all other companies in the VAT group registration, for the VAT liability of the representative member of the VAT group — Barclays Bank PLC — arising only during the MTN Issuer’s period of membership. Accordingly, these secondary liabilities for VAT could increase the likelihood of the MTN Issuer's insolvency. In addition, there are provisions in the UK tax code that are designed to enable the UK Inland Revenue to collect corporation tax from one member of a group where another member of the group has failed to discharge certain taxes due and payable by it within a specified time period.

     If the MTN Issuer were required to pay any VAT due from the representative member of the Barclays VAT group or to become liable for corporation tax liabilities of another member in the Barclays Group, which the MTN Issuer were unable to meet, the UK HM Customs Excise or Inland Revenue could seek to put the MTN Issuer into insolvency.

Issuance of Additional Series May Adversely Affect Your Rights

     The MTN Issuer has issued one previous series, which was repaid in November 2002, and may issue additional series of medium term notes or certificates in connection with the issuance of other series of investor certificates. The holder of the medium term notes or certificates of each series — including the issuer — may require the MTN Issuer, as investor beneficiary, to take action or direct actions to be taken under the declaration of trust and trust cash management agreement or a supplement. However, the consent or approval of holders of a percentage of the total principal balance of the medium term notes or certificates of all series might be necessary to require or direct those actions. These actions include terminating the appointment of the servicer under the beneficiaries servicing agreement or the trust cash manager under the declaration of trust and trust cash management agreement. Thus, the holder of any new series of medium term notes or certificates will have voting rights that will reduce the percentage interest of the issuer as holder of the series 02-1 medium term note certificate. Holders of medium term notes or certificates of other series — or persons with the power to direct their actions — may have interests that do not coincide with the interests of the issuer — or the persons with the power to direct the issuer. This may restrict your ability ultimately to direct the MTN Issuer to take the actions referred to above.

Insolvency of the MTN Issuer Could Cause an Early Redemption of Our Outstanding MTN Certificates or a Loss on Our Outstanding MTN Certificates

     The ability of the MTN Issuer to meet its obligations under the medium term note certificates and the receivables securitization agreement and the declaration of trust and trust cash management agreement will depend upon its continued solvency.

     A company that has assets in the United Kingdom will be insolvent if its liabilities exceed its assets or if it is unable to pay its debts as they fall due. The MTN Issuer has been structured so that the likelihood of its becoming insolvent is remote. This entity will be contractually restricted from undertaking any business other than in connection with the financings described in this prospectus. It will be expressly prohibited from incurring any additional indebtedness, having any employees, owning any premises and establishing or acquiring any subsidiaries. Contractual provisions will be contained in each of the agreements other than the notes, to which the MTN Issuer entities is a party which will prohibit the other parties to those agreements from taking any actions against the MTN Issuer that might lead to its insolvency. Together, these provisions help ensure that the likelihood of becoming insolvent or bankrupt is remote. Notwithstanding these actions, it is still possible that the MTN Issuer could become insolvent.

Competition in the UK Credit Card Industry Could Lead to Early Redemption of Our Outstanding MTN Certificates

     The credit and charge card industry in the United Kingdom is highly competitive. There is increased competitive use of advertising, target marketing and pricing competition in interest rates and cardholder fees as both traditional and new card issuers seek to expand or enter the UK market and compete for customers.

     New card issuers may rely on customer loyalty and may have particular ways of reaching and attracting customers. For example, major supermarket retailers are promoting the use of their own cards through extensive in-store campaigns and low introductory interest rates. Also, in the past few years a number of new card issuers from the United States have entered the UK market and have sought to build market share primarily through aggressive pricing. As a result of this competition, certain competitors offer cards to selected customers at lower interest rates than those offered by Barclaycard.

Social, Legal, Political and Economic Factors Affect Card Payments and Are Unpredictable

     Changes in card use, payment patterns, amounts of yield on the card portfolio generally and the rate of defaults by cardholders may result from a variety of social, legal, political and economic factors in the United Kingdom. Social factors include changes in public confidence levels, attitudes toward incurring debt and perception of the use of credit and charge cards. Economic factors include the rate of inflation, the unemployment rate and relative interest rates offered for various types of loans. Political factors include lobbying from interest groups, such as consumers and retailers, and government initiatives in consumer and related affairs. We are unable to determine and have no basis on which to predict accurately whether, or to what extent, social, legal, political or economic factors will affect the future use of credit, default rates, the yield on the card portfolio generally or cardholder repayment patterns.

If Cardholders Are Concentrated in a Geographic Region, Economic Downturn in that Region May Adversely Affect Collections of Receivables

     If the receivables trust has a high concentration of receivables from cardholders located in a single region, an economic downturn in that region may have a magnified adverse effect on the receivables trust because of that concentration. This prospectus contains a geographic breakdown of accounts and the amount of receivables generated in the regions of the United Kingdom.

     As determined from postcode information for the location of cardholders as of December 31, 2002, the three largest concentrations of cardholders as at December 31, 2002 were London representing 18.9 per cent. of total outstanding balances, the South East of England with 16.8 per cent. of total outstanding balances and the East of England with 11.8 per cent. of total outstanding balances. No other region currently accounts for more than 10 per cent. of the outstanding balance of the receivables. These concentration levels may change in the future.

Adoption of the Euro by the United Kingdom Would Have Uncertain Effects on Our Outstanding MTN Certificates

     Before the medium term note certificates have matured, the euro could become the lawful currency of the United Kingdom. If that were to happen, all amounts payable on the medium term note certificates — including the sterling payments owed to the swap counterparty on the swap agreements but not any dollar payments made by the swap counterparty to the issuer — may become payable in euro. If the medium term note certificates are outstanding when the euro becomes the lawful currency of the United Kingdom, we intend to make payments on the medium term note certificates and the swap agreements according to the then market practice of payment on debts or, as the case may be, swaps. We are uncertain what effect, if any, the adoption of the euro by the United Kingdom may have on us.

Item 4.   Information on the Company

History and Development of the Company

     The MTN Issuer is Barclaycard Funding PLC. It was formed in England and Wales on August 13, 1990 as Barshelfco (No. 28) Limited, with registered number 2530163, as a company with limited liability under the Companies Acts 1985 and 1989, which is the primary legislation under which the MTN Issuer operates. It reregistered as a public limited company and changed its name to Barclaycard Funding PLC on October 19, 1999.

Business Overview

     The MTN Issuer was formed principally to issue medium term notes or certificates form time to time in series; enter into the financial arrangements to issue the medium term notes or certificates; purchase series of investor certificates from time to time representing a beneficial interest in the receivables trust and enter into documents and exercise its powers connected to the foregoing. The MTN Issuer has not engaged in any activities other than the above since its incorporation.

Organizational Structure

     Barclays Bank PLC holds 75% of the issued share capital of the MTN Issuer, representing 51% of the issued voting share capital and a 49% entitlement to distributable profits. The remaining share capital is held by Structured Finance Management Limited on trust for charitable purposes.

Property, Plant and Equipment

     The property of the MTN Issuer consists of the Investor Certificate representing a beneficial interest in Series 02-1 of the receivables trust. Aside from the Investor Certificate, we do not own, lease, or otherwise occupy any property.

Legal Proceedings

     There are no, nor since the MTN Issuer’s incorporation on August 13, 1990 have there been any, legal or arbitration proceedings, including any proceedings that are pending or threatened of which the MTN Issuer is aware, which may have, or have had in the recent past, covering at least the previous 12 months, a significant effect on the MTN Issuer’s financial position.

Item 5.   Operating and Financial Review and Prospects

Critical Accounting Policies

     We prepare our financial statements in accordance with U.S. GAAP and in pounds sterling, the currency of the United Kingdom, which is our operating currency.

     For a summary of all of our significant accounting policies, including the critical accounting policies discussed below, see note 2, Summary of Significant Accounting Policies, to our financial statements.

(a)   Derivatives

     The Group enters into cross-currency swaps, which are specifically used by the Group to minimize currency risk associated with any financing activities denominated in United States Dollars (USD). During the year ending December 14, 2002, the Group held a cross-currency swap. Although this instrument was a hedge from an economic perspective, it did not qualify for hedge accounting under SFAS No. 133 due to the lack of documentation requirements under SFAS No. 133. The derivative was recorded on the balance sheet at fair value with changes reflected in the income statement. The derivative was transacted simultaneously with the purchase or issuance of the underlying funding instrument. The derivative was not held for trading purposes.

     Fair values have been estimated using quoted marked prices where available. Where no ready markets exist and hence quoted market prices are not available, appropriate techniques are used to estimate fair values which take account of the characteristics of the instruments, including the expected future cash flows, market interest rates and prices available for similar instruments. There were no instruments in the MTN Issuer for which quoted market prices were used to estimate fair value. The instruments are valued on a discounted cash flow basis.

(b)   Derecognition of financial assets

     Where Barclaycard Funding PLC is a transferor of financial assets to an SPE, the assets sold are derecognized and the SPE is not consolidated on its balance sheet when the assets are: (1) legally isolated from the Company’s creditors, (2) the accounting criteria for a sale are met, and (3) the SPE is a qualifying special-purpose entity (QSPE) under SFAS 140. When an SPE does not meet the formal definition of a QSPE, the decision whether or not to consolidate depends on the applicable accounting principles for non-QSPEs, including a determination regarding the nature and amount of investment made by third parties in the SPE.

Operating Results

     The MTN Issuer was formed principally to issue medium term notes or certificates in series (and to enter into the financial arrangements for such issue) and to purchase series of investor certificates from time to time representing a beneficial interest in the receivables trust (and to enter into documentation and exercise powers in relation to such issue and purchase). The MTN Issuer has not engaged in any activities since its incorporation other than the above.

     Unless otherwise specified, the selected financial statistics and the results presented and discussed below in relation to the MTN Issuer are presented on a consolidated basis under US GAAP. The MTN Issuer had no operations prior to the issuance of the series 99-1 medium term notes in November 1999, and accordingly, all selected financial statistics and results presented and discussed below are from this date.

     The earnings on its interest in the receivables trust property, the interest costs of the issued term advances it pays pursuant to the series 02-1 medium term note certificate and the related operating expenses are the principal components of the MTN Issuer’s results of operations. The income generated on its interest in the trust property will be used to pay interest and repay principal on the series 02-1 medium term note certificate.

     For the £643,624,895 series 02-1 limited recourse medium term note certificate, following the accumulation period of principal collections due in 2009, the MTN Issuer will pass the amounts received on repayment of its share of the investor interests in respect of series 02-1 from the receivables trustee to the issuer of the 02-1 series respectively.

     In the periods up until 2009, the MTN Issuer passes amounts received from the receivable trustee in connection with the investor interest to the series 02-1 issuer, the rate of return on which is at a variable rate of interest, as outlined below. The payment of interest and repayment of principal on the advance to the investor certificates is dependent upon payment of interest and repayment of principal due under the credit card receivables held pursuant to the receivables trust, and is therefore subject to the risk of non-payment of the credit card receivables. Certain events could alter the exposure and change the payment profile or any other financial positions including the rapid amortization period as triggered by a pay-out event.

     The £643,624,895 series 02-1 medium term note certificate has the following interest rates:

•	for the first interest period from October 24 to December 15, 2002, the interest rate applicable was an interpolation between one and two month LIBOR plus 0.19345%.

•	for the second interest period, from December 15, 2002 to January 15, 2003, the interest rate applicable was one month LIBOR plus 0.19345%.

•	for the third and subsequent monthly interest periods, the interest rate applicable is three month LIBOR plus 0.19345%.

     The trend in payments passed from the MTN Issuer to the relevant issuers in relation to the series 99-1 medium term notes and the series 02-1 medium term note certificates and subsequent issuances are related to fluctuations in LIBOR.

     Derivatives are held for non-trading purposes. On the redemption of the series 99-1 notes, a realized loss on maturity of cross currency derivatives of £54,583,230 was offset by the foreign exchange fluctuations on the series 99-1 intercompany note.

Recent Accounting Developments

1.   Guarantor Accounting and Disclosures

     In November 2002, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others. This interpretation elaborates on the disclosures to be made by the guarantor about its obligations under certain guarantees that it has issued effective for financial statements for periods ending after December 15, 2002. This interpretation also clarifies that a guarantor is required to recognize, at the inception of the guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee effective as of January 1, 2003. Management does not expect the adoption of this interpretation to have a material effect on the MTN Issuer’s financial position or results of operations.

     The MTN Issuer is a participant in a Group banking arrangement under which all surplus cash balances are held as collateral for bank facilities advanced to Group members. In addition, the MTN Issuer has issued an unlimited guarantee to the bank to support these Group facilities. As at December 14, 2002 this surplus cash balance amounted to £160,280 (14 December 2001: £3,353,064).

2.   Consolidation of Variable Interest Entities

     In January 2003, the FASB issued FASB Interpretation No. 46 “Consolidation of Variable Interest Entities — An Interpretation of ARB No. 51” (“FIN 46”). This pronouncement modifies the framework for determining consolidation of certain entities that meet the definition of a variable interest entity (“VIE”). This is met where the entity either does not have sufficient equity of the appropriate nature to support its expected losses, or its equity investors lack certain characteristics which would be expected to be present within a controlling financial interest. Entities which do not meet this definition would continue to apply the voting interest model.

     The provisions of FIN 46 are immediately effective for VIEs created after January 31, 2003. The standard must be applied to all entities beginning in the first fiscal year after June 15, 2003. Management does not expect the adoption of this interpretation to have a material effect on the Group’s financial position or results of operations.

     FIN 46 requires transitional disclosure which includes the maximum risk of loss an entity can incur in relation to VIEs that it has a significant interest in. The maximum exposure to loss represents a “worst case” scenario in the event that all such vehicles simultaneously fail. It does not provide an indication of ongoing exposure which is managed within the company’s risk management framework.

     The variable interest entities that the group is involved with, provide financing to the company via the issuance of asset backed debt. The proceeds of the debt issuance from the series 99-1 issuer were used to purchase intercompany notes. The group used the proceeds of the debt issuance from the series 02-1 issuer to purchase beneficial interests in pools of credit card receivables.

     The proceeds of the series 99-1 notes were used by the 99-1 issuer to purchase, respectively, corresponding series of medium term notes issued by the MTN Issuer. The purchase was deemed a financing transaction between the two parties and consequently the accounts of series 99-1 issuer were consolidated into those of the MTN Issuer.

     The proceeds of the series 02-1 notes were used by the 02-1 issuer to purchase from the MTN Issuer one limited recourse medium term note certificate. The structure of this transaction achieved QSPE status under US GAAP.

     The total assets of these vehicles is £647,872,001, of which £23,283 is already consolidated by the Group under US GAAP, and maximum exposure of loss is £647,549,639.

3.   Amendment of Statement 133 on Derivative Instruments and Hedging Activities

     In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. This Statement is effective prospectively for contracts entered into or modified after June 30, 2003 and prospectively for hedging relationships designated after June 30, 2003. Management is still assessing whether this statement will have a material effect on the MTN Issuer’s financial position or results of operation.

4.   Accounting For Certain Financial Instruments with Characteristics of Both Liabilities and Equity

     In May 2003, the FASB issued SFAS No. 150, Accounting For Certain Financial Instruments with Characteristics of Both Liabilities and Equity. The Statement improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity, and requires that these instruments be classified as liabilities in statements of financial position. This Statement is effective prospectively for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. This statement shall be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Management is still assessing whether this statement will have a material effect on the MTN Issuer's financial position or results of operation.

Liquidity and Capital Resources

     Not applicable.

Research and Development, Patents and Licenses

     None.

Trend Information

     Not applicable.

Off-Balance Sheet Arrangements

     Set forth below is the unaudited capitalization and indebtedness statement of the MTN Issuer as at December 14, 2002 extracted without material adjustment from its audited financial statements as at December 14, 2002.

Share Capital
Total authorized and issued share capital (being 37,500 A ordinary shares and 12,500 B ordinary shares)	£50,000
Loan Note Certificate (issued 18 October 2002)
£643,624,895 series 02-1 floating rate medium term note certificate due 2007	£643,624,895

Total	£643,674,895

*	In addition, the MTN Issuer has £16,900 in interest free bank debt as set out in its audited financial statements at December 14, 2002.
**	The Loan Note Certificate described above has been derecognized in the balance sheet of the MTN Issuer as at December 14, 2002.

     Where Barclaycard Funding PLC is a transferor of financial assets to an SPE, the assets sold are derecognized and the SPE is not consolidated on its balance sheet when the assets are: (1) legally isolated from the Company’s creditors, (2) the accounting criteria for a sale are met, and (3) the SPE is a qualifying special-purpose entity (QSPE) under SFAS 140. When an SPE does not meet the formal definition of a QSPE, the decision whether or not to consolidate depends on the applicable accounting principles for non-QSPEs, including a determination regarding the nature and amount of investment made by third parties in the SPE.

Tabular Disclosure of Contractual Obligations

     See “Operating Results” above.

Safe Harbor

     Not applicable.

Item 6.   Directors, Senior Management and Employees

Directors and Senior Management

     The following table sets forth the directors of the MTN Issuer and their business addresses. Because the MTN Issuer is organized as a special purpose company and will be largely passive, it is expected that the directors of the MTN Issuer in that capacity will participate in its management to a limited extent.

Name	Nationality	Business Address

Richard Francis Sommers	British	1234 Pavilion Drive, Northampton NN4 7SG
Barcosec Limited	British	54 Lombard Street, London EC3P 3AH
Barometers Limited	British	54 Lombard Street, London EC3P 3AH
Timothy Gaffney (alternate director)	British	1234 Pavilion Drive, Northampton NN4 7SG
SFM Directors Limited	British	Blackwell House, Guildhall Yard, London EC2V 5AE

     The directors of Barcosec Limited and Barometers Limited are Alison Bibby, Patrick Gonsalves, Carolyn Ladd, Deirdre Parry, Geoffrey Smith, Simon Pordage, Mark Edwards, Abbey Asubiaro and Sarah Waine. Their principal activities include the provision of corporate secretarial services to the Barclays group. The business addresses of the directors of Barcosec Limited and Barometers Limited are 54 Lombard Street, London EC3P 3AH.

     The directors of SFM Directors Limited are Jonathan Keighley, James Macdonald and Robert Berry. Their principal activities include the provision of directors and corporate management services to structured finance transactions as directors on the board of SFM Directors Limited. The business address of the directors of SFM Directors Limited is Blackwell House, Guildhall Yard, London EC2V 5AE.

Compensation

     For the year ended December 14, 2002, the aggregate compensation of the directors of the MTN Issuer consisted of a nominal fee of £3,000.

Board Practices

     There is no current provision to provide compensation to our directors upon termination.

Audit and Compliance Committee

     We do not have an audit and compliance committee. Our Board of Directors functions as our audit committee as defined in the Sarbanes-Oxley Act 2002 and performs all acts necessary under that legislation.

Employees

     We do not have any employees.

Item 7.   Major Shareholders and Related Party Transactions

     Barclays Bank PLC holds 75% of the issued share capital of the MTN Issuer, representing 51% of the issued voting share capital and a 49% entitlement to distributable profits. The remaining share capital is held by Structured Finance Management Limited on trust for charitable purposes.

     The MTN Issuer considers related parties to be entities which the MTN Issuer can significantly influence or has an ownership interest in that allows it influence to an extent that the other party might be prevented from fully pursuing its own separate interests. Examples of related parties include affiliates of the company; entities for which investments are accounted for by the equity method of the MTN Issuer; trusts for the benefit of employees, principal owners of the enterprise; its management; and members of the immediate families of principal owners of the enterprise and its management.

     Parties are considered to be related if one party, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, an enterprise.

     The related party transactions of the MTN Issuer comprise some transfers in relation to investor interest, derivative transactions, bank accounts and loan arrangements. For more information on the MTN Issuer’s related party transactions, please see note 8 to the financial statements.

Item 8.   Financial Information

     The registrant incorporates by reference the following monthly Trust Cash Manager’s Reports, filed on Form 6-K, which include all financial information relating to the registrant that is relevant to Noteholders:

     Monthly Trust Cash Manager’s Reports for the monthly period ending November 30, 2002 and December 31, 2002.

     For additional financial information, please see the section entitled “Item 18. Financial Statements”.

Item 9.   Offer and Listing Details

     The MTN certificate is not traded on any nationally recognized exchange in the United States.

Item 10.   Additional Information

Share Capital

     The MTN Issuer’s authorized share capital is £50,000, divided into 37,500 A ordinary shares of £1 each (“ “A” shares” ”) and 12,500 B ordinary shares of £1 each (“ “B” shares” ”).

Memorandum and Articles of Association

Objects and Purposes

     Our articles of association and memorandum of association were adopted on October 8, 1999, and state that our purpose is to carry on various types of business and to act as an investment holding company and to coordinate the business of any companies in which the MTN Issuer is for the time being interested, and to acquire the whole of or any part of the stock, shares, debentures, debenture stocks, bonds or other securities issued or guaranteed by a body corporate constituted or carrying on business in any part of the world or by any government, sovereign ruler, commissioners, public body or authority and to hold the same as investments, and to sell, exchange, carry and dispose of the same, as well as other activities relating to the above.

Conflict-of-Interest Transactions

     Under the U.K. Companies Act 1985 (the “Act”), it is the duty of a director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with the company to declare the nature of that interest at a meeting of the directors of the company. Such declaration shall be made at the meeting of directors at which the question of entering into the contract is first considered or, if the director is not at that time then interested, at the next meeting of the directors held after becoming so interested. This duty is reinforced by our articles of association.

Election of Directors

     The holders for the time being of a majority of the “A” shares may from time to time appoint up to two persons to be directors, and these directors and any alternate shall be called “A” directors. The holders for the time being of a majority of the “B” shares may from time to time appoint one person to be a director, and this director and any alternate shall be called a “B” director. Each “A” director and “B” director may at any time be removed from office by the holders of a majority of the “A” shares or “B” shares (as the case may be).

Director Qualifications

     Our articles of association provide that no person is incapable of being appointed a director by reason of having reached the age of 70. This disapplies section 293 of the Act that provides that no person is capable of being appointed a director of a company if, at the time of the appointment, he has attained the age of 70.

Shareholders’ Meetings

     The directors are obliged to call an annual general meeting once in each calendar year. The directors or any “A” shareholder may call a general meeting.

     The directors are obliged to take action to convene an annual general meeting or an extraordinary general meeting for the passage of a special resolution or an elective resolution within 21 days. All other extraordinary general meetings must be called by at least 14 clear days’ notice, but a general meeting may be called by shorter notice if it is so agreed. In the case of an annual general meeting or a meeting called for the passage of an elective resolution, it must be agreed by all members entitled to attend the vote at that meeting. In the case of any other meeting, it must be agreed by a majority in number of the members having a right to attend and vote, being (i) a majority together holding not less that such percentage in nominal value of the shares giving that right as has been determined by elective resolution of the members in accordance with the Act, or (ii) if no such elective resolution is in force, a majority together holding not less than 95% in nominal value of the shares giving that right.

Shareholders’ Resolutions

     A resolution put to the vote of a meeting shall only be decided by a poll, which shall be taken immediately and without further notice. No resolution shall be put to a meeting on a show of hands. The quorum for a general meeting is one holder of an “A” share, present in person, by corporate representative or by proxy.

Dividends

     The directors may deduct from a dividend or other amounts payable to a person in respect of a share amounts due from him to the MTN Issuer on account of a call or otherwise in relation to a share.

Voting Rights

     Each “A” share shall carry the right for the holder to attend and vote at general meetings and, on a poll, each “A” share shall carry such number of votes as shall (on the basis that each “A” share shall carry the same number of votes as each other “A” share) provide the holders of all the “A” shares then in issue with 51% of the total votes then capable of exercise at general meetings. For this purpose, a holder of an “A” share may be entitled to exercise a fraction of one vote, and may vote in respect of such fractional entitlement which shall be counted accordingly.

     Each “B” share shall carry the right for the holder to attend and vote at general meetings and, on a poll, each “B” share shall carry such number of votes as shall (on the basis that each “B” share shall carry the same number of votes as each other “B” share) provide the holders of all the “B” shares then in issue with 49% of the total votes then capable of exercise at general meetings. For this purpose, a holder of a “B” share may be entitled to exercise a fraction of one vote, and may vote in respect of such fractional entitlement which shall be counted accordingly.

Limitations on Transfers

     The directors may, in their absolute discretion and without giving any reason, refuse to register the transfer of a share to any person, whether or not it is a fully paid share or a share on which the MTN Issuer has a lien.

Variation of Rights

     Subject to the Act, whenever the MTN Issuer’s share capital is divided into different classes of shares, all or any of the rights for the time being attached to any class of shares may be varied or abrogated, either while the MTN Issuer is a going concern, or during or in contemplation of its wind-up, with the consent in writing of the holders of at least three-fourths in nominal value of the issued shares of that class or with the sanction of an extraordinary resolution passed at a separate meeting of the holders of the issued shares of that class.

Material Contracts

     We are not party to any material contracts.

Exchange Controls

     Not applicable.

Taxation

     Not applicable.

Item 11.   Quantitative and Qualitative Disclosures About Market Risk

     Not applicable.

Item 12.   Description of Securities Other than Equity Securities

     Not applicable.

PART II

Item 13.   Defaults, Dividend Arrearages and Delinquencies

     None.

Item 14.   Material Modifications to the Rights of Security Holders and Use of Proceeds

     None.

Item 15.   Controls and Procedures

     Not applicable.

Item 16A.   Audit Committee Financial Expert

     Not applicable.

Item 16B.   Code of Ethics

     Not applicable.

Item 16C.   Principal Accountant Fees and Services

     Not applicable.

Item 17.   Financial Statements

     Not applicable.

Item 18.   Financial Statements

     See F- Pages.

PART III

Item 19.   Exhibits

The following documents are filed as part of this Annual Report:

Exhibit 99.1	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act 2002
Exhibit 99.2	The MTN Issuer’s Officer’s Certificate of Compliance

SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, each Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYCARD FUNDING PLC

/s/ Richard Francis Sommers
Name: Richard Francis Sommers Title: Director

Date: June 16, 2003

BARCLAYCARD FUNDING PLC
Certification Pursuant to Section 302 of the Sarbanes-Oxley Act 2002

I, Richard Sommers, certify that:

1.	I have reviewed this annual report on Form 20-F, and all reports on Form 6-K containing distribution or servicing reports filed in respect of periods included in the year covered by this annual report, of Barclaycard Funding PLC;

2.	Based on my knowledge, the information in these reports, taken as a whole, does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading as of the last day of the period covered by this annual report;

3.	Based on my knowledge, the distribution or servicing information required to be provided to the trustee by the servicer under the pooling and servicing, or similar, agreement, for inclusion in these reports is included in these reports;

4.	I am responsible for reviewing the activities performed by the servicer under the pooling and servicing, or similar, agreement and based upon my knowledge and except as disclosed in the reports, the servicer has fulfilled its obligations under that agreement; and

5.	The reports disclose all significant deficiencies relating to the servicer’s compliance with its minimum servicing standards, as set forth in the pooling and servicing, or similar, agreement.

By:	/s/ Richard Francis Sommers
Name: Richard Francis Sommers Title: Director Date: June 16, 2003

BARCLAYCARD FUNDING PLC AND SUBSIDIARY

Report of Independent Accountants

To the Board of Directors and Shareholders of:
Barclaycard Funding PLC and Subsidiary

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, changes in shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Barclaycard Funding PLC and Subsidiary at December 14, 2002 and December 14, 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 14, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

London, England
March 25, 2003

BARCLAYCARD FUNDING PLC AND SUBSIDIARY

Barclaycard Funding PLC and Subsidiary
Consolidated Balance Sheet at December 14, 2002 and 2001

	Notes	2002	2001
		£	£
Assets
Cash	8,11	160,280	3,353,064
Intercompany notes	3,4,11	—	607,050,000
Derivatives	8,10,11	—	80,444,623
Accrued interest receivable	11	9,346	—
Other assets	6,11	—	396,535

Total assets		169,626	691,244,222

Liabilities and shareholders’ equity
Liabilities
Asset backed notes	3,5,11	—	687,500,000
Accrued interest payable	11		2,231,913
Other liabilities	6,11	112,215	1,467,570

Total liabilities		112,215	691,199,483
Minority interest		23,283	14,828
Shareholders’ equity
Common stock, £1 par value; 50,000 shares authorized, issued and outstanding	7	50,000	50,000
Less: Receivable from shareholders		(37,500)	(37,500)
Retained earnings		21,628	17,411

Total shareholders’ equity		34,128	29,911

Total liabilities and shareholders’ equity		169,626	691,244,222

The accompanying notes are an integral part of these consolidated financial statements

BARCLAYCARD FUNDING PLC AND SUBSIDIARY

Barclaycard Funding PLC and Subsidiary
Consolidated Statement of Income for the Years End December 14, 2002, 2001 and 2000

	Notes	2002	2001	2000
		£	£	£
Revenues
Interest income	8	24,634,224	34,396,764	39,439,510
Servicing fees	8	4,575,734	4,552,875	4,465,117
Unrealised gain on derivatives	8	—	17,436,450	51,695,832
Realised foreign exchange gain		54,588,608	—	—
Other Income		11,667	11,000	10,447

Total revenue		83,810,233	56,397,089	95,610,906

Expenses
Interest expense	8,12	24,077,409	33,783,357	38,838,159
Foreign currency translation loss		—	17,700,000	51,800,000
Realised loss on derivatives	8	54,583,230	—	—
Servicing fees	8	4,575,734	4,552,875	4,465,117
Administration expenses		541,838	614,858	579,035

Total expenses		83,778,211	56,651,090	95,682,311

Income / (Loss) before provision for income taxes		32,022	(254,001)	(71,405)
Less: Provision for income taxes	2	(6,850)	3,322	4,971

Net income/ (loss) before minority interest		25,172	(257,323)	(76,376)
Minority interest net of income taxes		(8,455)	265,036	83,088

Net income		16,717	7,713	6,712

The accompanying notes are an integral part of these consolidated financial statements.

BARCLAYCARD FUNDING PLC AND SUBSIDIARY

Barclaycard Funding PLC and Subsidiary
Consolidated Statement of Changes in Shareholders’ Equity for the Years Ended December 14, 2002, 2001 and 2000

	Notes	2002	2001	2000
		£	£	£
Net income for the period		16,717	7,713	6,712
Retained earnings brought forward		17,411	9,698	2,986
Dividend		(12,500)	—	—

Retained earnings carried forward		21,628	17,411	9,698

Common stock brought forward	7	12,500	12,500	12,500
Shares issued in the period		—	—	—
Less: Receivables from shareholders		—	—	—

Common stock carried forward		12,500	12,500	12,500

Total shareholders’ equity		34,128	29,911	22,198

The accompanying notes are an integral part of these consolidated financial statements.

BARCLAYCARD FUNDING PLC AND SUBSIDIARY

Barclaycard Funding PLC and Subsidiary
Consolidated Statement of Cash Flows for Years Ended December 14, 2002, 2001 and 2000

	Notes	2002	2001	2000
		£	£	£
Cash flows from operating activities
Net income		16,717	7,713	6,712
Adjustments to reconcile net income to net cash (used in) / provided by operating activities
Unrealised gain on derivatives	8	—	(17,436,450)	(51,695,832)
Foreign currency translation loss		—	17,700,000	51,800,000
Minority interest		8,455	(265,036)	(133,092)
(Increase)/Decrease in accrued interest receivable	11	(9,346)	—	3,972,250
Decrease in other assets	6,11	396,535	444,979	470,345
Decrease in accrued interest payable	11	(2,231,913)	(921,429)	(752,733)
Decrease in other liabilities	6,11	(1,355,355)	68,701	45,018

Total adjustments		(3,191,624)	(409,235)	3,705,956

Net cash (used in) / provided by operating activities		(3,174,907)	(401,522)	3,712,668
Cash flows from investing activities
Purchase of Investor Interest	4,11	(643,624,895)
Sale of Investor Interest	5,11	643,624,895	—	—
Intercompany deposit redeemed from Barclays Bank PLC	4,11	607,050,000

Net cash provided by investing activities		607,050,000	—	—

Cash flows from financing activities
Repayment of asset backed notes	5,11	(607,055,377)
Dividend paid		(12,500)	—	—

Net cash used in financing activities		(607,067,877)	—	—

Net (decrease) / increase in cash		(3,192,784)	(401,522)	3,712,668
Cash at beginning of year		3,353,064	3,754,586	41,918

Cash at end of year		160,280	3,353,064	3,754,586

Supplemental disclosure of cash flows information
Cash paid for:
Interest		28,002,153	33,690,979	40,975,759
Taxes		3,312	1,562	5,070

The accompanying notes are an integral part of these consolidated financial statements.

BARCLAYCARD FUNDING PLC AND SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS

1.     General Information

Barclaycard Funding PLC (the “Company”) was incorporated on August 13, 1990. The Company commenced business on November 22, 1999. Barclaycard Funding PLC and its Subsidiary, Gracechurch Card Funding (No1) PLC (“Subsidiary”), collectively comprise the “Group”.

The principal purpose of the Group is to raise financing via the purchase of a beneficial interest in a pool of credit card receivables, which is sold to a debt issuer.

2.     Summary of Significant Accounting Policies

The principal accounting policies adopted in the preparation of these consolidated financial statements are set out below:

(a) Basis of Presentation
The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and in Pounds Sterling (“£”), the currency of the United Kingdom, which is the Group’s operating currency. The financial statements are reported in accordance with US GAAP due to the Group’s reporting requirements under the United States Securities Exchange Act of 1934, as amended (the “Securities Exchange Act”). These financial statements are not statutory financial statements and a statement in accordance with section 235 of the United Kingdom’s Companies Act (“ UKCA”) for the consolidated group is not given. The individual UK statutory financial statements for Barclaycard Funding PLC and Gracechurch Card Funding (No 1) PLC for each of the years in the three year period ended December 14, 2001 and December 31, 2002 respectively, have been filed with the registrar of companies in the United Kingdom.

(b) Consolidation
The consolidated financial statements include the accounts of Barclaycard Funding PLC and, Gracechurch Card Funding (No1) PLC. Gracechurch Card Funding (No 1) PLC is a special-purpose vehicle established by Barclays Bank PLC solely to issue asset backed notes denominated in United States Dollars (see footnote 5), the proceeds of which were remitted to Barclaycard Funding PLC in exchange for a corresponding medium term note. Because the only purpose of Gracechurch Card Funding (No 1) PLC is to raise financing for the Group, its accounts are consolidated with those of Barclaycard Funding PLC.

The total share capital issued by Gracechurch Card Funding (No 1) PLC is owned by Gracechurch Card (Holdings) Limited, and its earnings and losses allocable thereto are reported as minority interest in the accompanying consolidated balance sheet.

Any distributable profits which Gracechurch Card Funding (No 1) PLC generates is payable to Gracechurch Card (Holdings) Limited, that was a wholly owned subsidiary of Royal Exchange Trust Company Limited during the year, (the “Trust”). Losses which Gracechurch Card Funding (No 1) PLC incurs are allocated firstly to the Trust’s equity at risk, which is comprised of the Trust’s initial capital investment (via Gracechurch Card (Holdings) Limited plus any distributable profits receivable, reflected as minority interest. Losses in excess of the Trust’s equity at risk are allocated to the note holders. On March 17, 2003, the shares in Gracechurch Card (Holdings) Limited were transferred to SFM Corporate Services Limited under the terms of a trust for charitable purposes.

Intercompany transactions and balances have been eliminated on consolidation. There was a 16 day difference between the fiscal year end of the Company and Subsidiary. Eliminations were performed at the Company’s fiscal year end and aside from the differences in the unrealised gains on derivatives and effects of currency fluctuations on the asset backed notes as noted in Footnote 12 that impacted the prior year; the non coterminous year end did not have a material effect on the financial statements.

BARCLAYCARD FUNDING PLC AND SUBSIDIARY

(c) Asset Derecognition
Where Barclaycard Funding PLC is a transferor of financial assets to a Special Purpose Entity (“SPE”), the assets sold are derecognized and the SPE is not consolidated on its balance sheet when the assets are: (1) legally isolated from the Group’s creditors, (2) the accounting criteria for a sale are met, and (3) the SPE is a qualifying special-purpose entity (QSPE) under Statement of Financial Accounting Standards (“SFAS”) 140. When an SPE does not meet the formal definition of a QSPE, the decision whether or not to consolidate depends on the applicable accounting principles for non- QSPEs, including a determination regarding the nature and amount of investment made by third parties in the SPE.

(d) Foreign Currency Translation
All foreign currency assets and liabilities are translated into Pounds Sterling at the exchange rates prevailing at the end of the period. Interest income and expense denominated in foreign currencies are translated into Pound Sterling at the exchange rates in force when the transaction occurred. Foreign currency translation effects are reflected on the face of the income statement. Foreign currency transactions are economically hedged into pounds sterling to offset exposure to fluctuating currency exchange rates. Although these instruments offset exposures they do not qualify for hedge accounting under SFAS No. 133 “Accounting for Derivative Instruments and hedging activities”.

(e) Derivatives
The derivative instrument was a cross currency swap, and was used by the Group to minimize currency risk associated with its financing activities denominated in United States Dollars (USD). Although this instrument was a hedge from an economic perspective, it did not qualify for hedge accounting under SFAS No. 133 due to the lack of documentation requirements under SFAS No. 133. The derivative was recorded on the balance sheet at fair value with changes reflected in the income statement. The derivative was transacted simultaneously with the purchase or issuance of the underlying funding instrument. The swap was not held for trading purposes.

(f) Interest Income and Expense
Interest income and expense are recognized in the consolidated financial statements on an accrual basis. Interest income and interest expense are primarily related to intercompany notes and asset backed notes, respectively.

(g) Servicing Fee Income/Expense
The Company earns fee income from the servicing of the credit card receivables and at the same time remits those monies earned to Barclays PLC for the same amount which is included as expenses in the Consolidated Income Statement. Fees are recorded when earned, net of associated expenses.

(h) Income Taxes
Income taxes for the Group are paid to the tax authorities in the United Kingdom. There are no deferred taxes for the periods presented in the financial statements. The tax charge is based on an effective UK corporation tax rate of 30%.

(i) Distribution Policy Distributions to shareholders are accounted for when approved by the Board of Directors.

(j) Issue Costs
The portion of the direct costs associated with the issue of the notes by the Subsidiary that are attributable to the Group are capitalized and are amortized over the expected life of the notes.

(k) Funding Instruments Asset-backed notes are stated at amortised cost restated at the exchange rate prevailing at the balance sheet date.

BARCLAYCARD FUNDING PLC AND SUBSIDIARY

(l) Use of Estimates
The preparation of financial statements requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingencies at the balance sheet date and the reported amount of revenues and expenses in the reporting period. Actual results may differ from the estimates used in the financial statements.

(m) Recent Accounting Developments
1. Guarantor Accounting and Disclosures
In November 2002, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation (“FIN”) No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others. This interpretation elaborates on the disclosures to be made by the guarantor about its obligations under certain guarantees that it has issued effective for financial statements for periods ending after December 15, 2002. This interpretation also clarifies that a guarantor is required to recognize, at the inception of the guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee effective as of January 1, 2003. Management does not expect the adoption of this interpretation to have a material effect on the Company’s financial position or results of operations.

The Group has received a guarantee in respect of bank borrowings from its parent company which amounted to £16,920 at December 14, 2002 (December 14, 2001: £16,920).

The Group is a participant in a banking arrangement with Barclays Bank PLC under which all surplus cash balances are held as collateral for bank facilities advanced to Barclays Bank PLC group members. As at December 14, 2002 this surplus cash balance amounted to £160,280 (December 14, 2001: £3,353,064). In addition, the Group has issued an unlimited guarantee to the bank to support these Barclays Bank PLC group facilities.

2. Consolidation of Variable Interest Entities
In January 2003, the FASB issued FIN No.46 “Consolidation of Variable Interest Entities – An interpretation of ARB No. 51” (“FIN 46”). This pronouncement modifies the framework for determining consolidation of certain entities that meet the definition of a variable interest entity (“VIE”). This is met where the entity either does not have sufficient equity of the appropriate nature to support its expected losses, or its equity investors lack certain characteristics which would be expected to be present within a controlling financial interest. Entities which do not meet this definition would continue to apply the voting interest model.

The provisions of FIN 46 are immediately effective for VIEs created after January 31, 2003. The standard must be applied to all entities beginning in the first fiscal year after June 15, 2003. Management does not expect the adoption of this interpretation to have a material effect on the Company’s financial position or results of operations.

FIN 46 requires transitional disclosure which includes the maximum risk of loss an entity can incur in relation to VIEs that it has a significant interest in. The maximum exposure to loss represents a “worst case” scenario in the event that all such vehicles simultaneously fail. It does not provide an indication of ongoing exposure which is managed within the company’s risk management framework.

Barclaycard Funding PLC is involved with variable interest entities Gracechurch Card Funding (No.1) PLC and Gracechurch Card Funding (No.2) PLC.

The proceeds of the series 99-1 notes were used by Gracechurch Card Funding (No 1) PLC to purchase, respectively, corresponding series of medium term notes issued by Barclaycard Funding PLC. The purchase was deemed a financing transaction between the two parties and consequently the accounts of Gracechurch Card Funding (No 1) PLC were consolidated into those of Barclaycard Funding PLC.

The proceeds of the series 02-1 notes were used by Gracechurch Card Funding (No 2) PLC to purchase from Barclaycard Funding PLC one limited recourse medium term note certificate. being an equitable right in the investor interest. The structure of this transaction achieved the

BARCLAYCARD FUNDING PLC AND SUBSIDIARY

QSPE status under US GAAP and hence Gracechurch Card Funding (No 2) PLC is not consolidated.

The variable interest entities that the company is involved with are used to raise financing via the purchase of a beneficial interest in a pool of credit card receivables.

The total assets of these vehicles are £647,872,001, of which £23,283 are already consolidated by the Group under US GAAP as at December 14, 2002, and maximum exposure of loss is £647,549,639.

3.	Derecognition of assets and liabilities

On October 24, 2002, Gracechurch Card Funding (No 2) PLC purchased for £643,624,895 the beneficial interests in a pool of credit card receivables via the purchase of a limited recourse medium term note certificate from the Group. On the same day, the Group paid £643,624,895 to the Receivables Trustee (the “Trustee”), an offshore trustee, in the form of an Investor Certificate, in order to fund the purchase of credit card receivables (the “Receivables”) by the Trustee from Barclaycard, a division of Barclays Bank PLC. This payment to the Trustee secured a fractional beneficial interest in the assets of the Receivables Trust. The assets of the Trust comprise the Receivables acquired from Barclaycard.

The Group passes amounts received from the Trustee in connection with the investor interest to Gracechurch Card Funding (No 2) PLC the rate of return on which is at a variable rate of interest, as outlined below. At the redemption of the investor certificate, the Group will pass amounts received on repayment of its share of the investor interest from the Trustee to Gracechurch Card Funding (No 2) PLC. The Group has no obligation to pass on payments that it has not received.

The investor certificate is repayable on October 15, 2007. The receivables and the limited recourse medium term note certificate have been derecognised in the balance sheet as at December 14, 2002.

The £643,624,895 medium term note certificate has the following interest rates: -

BARCLAYCARD FUNDING PLC AND SUBSIDIARY

•	First interest period October 24 to December 15 2002, interest rate applicable was the average of one and two month Libor plus 0.19345%

•	Second interest period, month to January 15 2003, interest rate applicable was one month Libor plus 0.19345%

•	Third and subsequent monthly interest periods, interest rate applicable is three month Libor plus 0.19345%

The Investor Certificate is secured by a pool of United Kingdom credit card receivables that have been equitably assigned by Barclays Bank PLC to the Trust. The Trust uses a portion of the interest and principal payments that it receives on the credit card receivables held by it in trust to repay principal and interest amounts on the investor certificate.

The payment of interest and repayment of principal on the advance to the Trust is dependent upon payment of interest and repayment of principal due under the credit card receivables held by the Trust, and is therefore subject to the risk of non-payment of the credit card receivables.

All of the credit card receivables in the Trust were originated by Barclays Bank PLC and the following factors help mitigate the risks associated with the failure of customers to settle financial obligations:

1)	The use of sophisticated credit scoring systems to underwrite account holder selection.

2)	The extremely well seasoned nature of the pool of credit card receivables.

3)	The high amount of yield generated by the pool.

4)	The geographic spread inherent in the pool.

Credit card use, payment patterns, amounts of yield on the pool of credit card receivables and the rate of defaults by cardholders may result from a variety of social, legal, political and economic factors in the United Kingdom. There can be no assurance that changes in social, legal, political and economic factors will not have a material effect on the Group’s future performance.

4.     Intercompany notes

On November 23, 1999, the Company paid £607,050,000 to the Receivables Trustee. This payment to the Trustee secured a fractional beneficial interest in the assets of the Receivables Trust.

The Receivables continue to be accounted for as an asset on the Barclays Bank PLC’s balance sheet and therefore in substance the Company has recorded its payment to the Trustee as intercompany notes.

Interest on the notes was payable up to the redemption date as follows:

546,345,000 – 3 month LIBOR plus 0.2375% 30,352,000 – 3 month LIBOR plus 0.53% 30,352,000 – 3 month LIBOR plus 1.00%

On November 15, 2002 notes amounting to £607,050,000 were redeemed in full.

The intercompany notes were secured by a pool of United Kingdom credit card receivables that have been equitably assigned by Barclays Bank PLC to the Trust. The Trust used a portion of the interest and principal payments that it received on the credit card receivables held by it in trust to repay principal and interest amounts on the investor certificate.

The payment of interest and repayment of principal on the advance to the Trust was dependent upon payment of interest and repayment of principal due under the credit card receivables held by the Trust, and was therefore subject to the risk of non-payment of the credit card receivables.

All of the credit card receivables in the Trust were originated by Barclays Bank PLC and the following factors help mitigate the risks associated with the failure of customers to settle

BARCLAYCARD FUNDING PLC AND SUBSIDIARY

financial obligations:

1)	The use of sophisticated credit scoring systems to underwrite account holder selection.

2)	The extremely well seasoned nature of the pool of credit card receivables.

3)	The high amount of yield generated by the pool.

4)	The geographic spread inherent in the pool.

Credit card use, payment patterns, amounts of yield on the pool of credit card receivables and the rate of defaults by cardholders may result from a variety of social, legal, political and economic factors in the United Kingdom. There can be no assurance that changes in social, legal, political and economic factors will not have a material effect on the Group’s future performance.

5.     Asset Backed Notes

A summary of asset backed notes at December 14, 2002 and 2001 were as follows:

	2002	2001	2001
	£	£	$
Class A	—	618,750,000	900,000,000
Class B	—	34,375,000	50,000,000
Class C	—	34,375,000	50,000,000

		687,500,000	1,000,000,000

The Class A, B and C floating rate notes were issued on November 23, 1999 and were repaid in full on November 15, 2002. The floating rate notes represented asset backed obligations and had a nominal value of £607,050,000. Interest on the notes was payable up to the redemption date as follows:

Class A Notes – 3 month LIBOR plus 0.18% Class B Notes – 3 month LIBOR plus 0.43% Class C Notes – 3 month LIBOR plus 0.90%

The Class C notes were subordinated in right of payment of principal and interest to the Class B notes which, in turn were subordinated in right of payment of principal and interest to the Class C notes.

BARCLAYCARD FUNDING PLC AND SUBSIDIARY

6.	Other assets / Other liabilities

The other assets and other liabilities balances at December 14, 2002 and 2001 includes the following:

	2002	2001
	£	£
Other Assets
Prepayments administrative expenses	—	13,424
Prepayments underwriting fee	—	383,111

	—	396,535
Other Liabilities
Bank loans interest bearing	—	1,310,769
Bank loans interest free	16,920	16,920
Other accruals	95,295	139,881

	112,215	1,467,570

7.     Common Stock

The common stock at December 14, 2002 and 2001 was as follows:

	2002	2001
	£	£
Barclaycard Funding PLC
Authorised:
Ordinary shares of £1 each	50,000	50,000
Ordinary A Allotted and nil paid	37,500	37,500
Ordinary B Allotted and fully paid	12,500	12,500

Ordinary shares of £1 each	50,000	50,000

Barclays Bank PLC holds 75% of the issued share capital of Barclaycard Funding PLC representing 51% issued voting share capital and 49% entitlement to distributable profits.

Royal Exchange Trust Company owns 49% of the issued voting share capital and are entitled to 51% of the distributable profit.

8.     Related Party Transactions

The Group considers related parties to be entities which the Group can significantly influence or has an ownership interest in that allows it influence to an extent that the other party might be prevented from fully pursuing its own separate interests. Examples of related parties include affiliates of the company; entities for which investments are accounted for by the equity method by the company; trusts for the benefit of employees, principal owners of the enterprise; its management; and members of the immediate families of principal owners of the enterprise and its management.

Parties are considered to be related if one party, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with an enterprise.

Barcosec Limited and Barometers Limited are Barclays Bank PLC group companies whose business

BARCLAYCARD FUNDING PLC AND SUBSIDIARY

is the provision of corporate directorship services for Barclays Bank subsidiaries.

The Group enters into various transactions with affiliates. At December 14, 2002, 2001 and 2000, in addition to the intercompany notes disclosed in footnote 4, the following are the balances related to transactions with affiliates:

	2002	2001
	£	£
Assets
Cash — (Barclays Bank PLC)	160,280	3,353,064
Derivatives — (Barclays Bank PLC)	—	80,444,623
Inter company notes – (Barclays Bank PLC)	—	607,050,000
Liabilities
Other liabilities – (Barclays Bank PLC)	16,920	1,327,689

	2002	2001	2000
	£	£	£
Income / Expense
Interest income — (Barclays Bank PLC)	24,634,224	34,396,764	39,439,510
Interest expense – (Barclays Bank PLC)	62,596	87,110	99,703
Servicing income — (Barclays Bank PLC)	4,575,734	4,552,875	4,465,117
Servicing expense — (Barclays Bank PLC)	4,575,734	4,552,875	4,465,117
Realised loss on derivatives – (Barclays Bank PLC)	54,583,230	—	—
Unrealised gain on derivatives - (Barclays Bank PLC)	—	17,436,450	51,695,832

During the year, the Company sold a £643,624,895 investor interest in the Receivables Trust to Gracechurch Card Funding (No.2) PLC and acting as a conduit for resultant revenue streams, accrued £3,924,744 interest to Gracechurch Card Funding (No.2) PLC.

9.     Capital Commitments and Contingent Liabilities

See disclosures outlining “Guarantor Accounting and Disclosures” in the “Recent Accounting Developments” contained in footnote 2.

10.     Derivatives and Financial Instruments

The Group enters into cross currency swaps. The purpose of these transactions is to manage the currency risk arising from the Group’s operations and its sources of finance.

The net loss/gain reflected is attributable to the recognition of gains/losses on derivatives entered into for hedging purposes. Because the hedge documentation requirements under SFAS No. 133 were not met, the Group is required to record the changes in the fair value of the derivatives in the income statement.

Currency risk – all of the Group’s assets and associated income are denominated in Pounds Sterling, although some of the asset-backed notes issued by the Subsidiary and associated interest expense are denominated US dollars. The Group’s policy is to match this currency income and expense by the use of cross currency swaps

BARCLAYCARD FUNDING PLC AND SUBSIDIARY

On the redemption of the series Gracechurch Card Funding (No 1) PLC notes the realised loss on the maturity of the cross currency swap was £54,583,230 offset by the foreign exchange gains on the Gracechurch Card Funding (No 1) PLC Notes.

Debt Maturity Analysis

	2002	2001
	£	£
Less than one year	16,920	688,827,689

11.     Fair Values of Financial Instruments

Disclosures in the table below are in accordance with SFAS No. 107, “Disclosures about Fair Value of Financial Instruments”.

Fair values have been estimated using quoted marked prices where available. Where no ready markets exist and hence quoted market prices are not available, appropriate techniques are used to estimate fair values which take account of the characteristics of the instruments, including the expected future cash flows, market interest rates and prices available for similar instruments. There were no instruments listed below that quoted market prices were used to estimate fair value, the instruments are valued on a discounted cashflow basis.

The estimated fair value and recorded carrying values of the financial instruments as of December 14, 2002 and 2001 are as follows:

	2002	2002	2001	2001
	Carrying	Fair	Carrying	Fair
	Amount	value	Amount	value
	£	£	£	£
Non-trading assets
Cash	160,280	160,280	3,353,064	3,353,064
Intercompany notes	—	—	607,050,000	607,050,000
Derivatives	—	—	80,444,623	80,444,623
Accrued Interest receivable	9,346	9,346	—	—
Other assets	—	—	396,535	396,535
Non-trading liabilities
Asset backed notes	—	—	687,500,000	687,500,000
Accrued interest payable	—	—	2,231,913	2,231,913
Other liabilities	112,215	112,215	1,467,570	1,467,570

The Group had no trading assets or liabilities at December 14, 2002 and 2001.

12.     Non-Coterminous Year Ends

Eliminations between the Company and the Subsidiary were performed at the prior fiscal year end, and aside from the differences in the unrealised gain on derivatives and effects of currency fluctuations noted below there were no significant effects.

Eliminations between the Company and the Subsidiary were performed at the current fiscal year end and there were no significant effects noted.

BARCLAYCARD FUNDING PLC AND SUBSIDIARY

	12/31/2002	12/14/2002	12/31/2001	12/14/2001
Balance Sheet	£	£	£	£
Unrealised gain on derivative	—	—	80,444,623	80,295,914
Asset backed notes	—	—	687,500,000	687,600,000

	12/31/2002	12/14/2002	12/31/2001	12/14/2001	12/31/2000	12/14/2000
Profit & Loss	£	£	£	£	£	£
Unrealised gain on derivatives	—	—	17,436,450	7,606,147	51,695,832	59,075,069
Foreign Currency translation (loss)/gain	—	—	(17,700,000)	(8,800,000)	(51,800,000)	(58,200,000)

Index to Exhibits

Exhibit No.	Document Description

99.1	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act 2002
99.2	The MTN Issuer’s Officer’s Certificate of Compliance