Form 20-F/A
period 2002-12-14
BARCLAYCARD FUNDING PLC
filed 2003-07-15
CIK 1096348

As filed with the Securities and Exchange Commission on July 15, 2003

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F/A

(MARK ONE)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 14, 2002 (NO FEE REQUIRED)

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM __________ TO __________ (NO FEE REQUIRED)

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

Exhibits
SIGNATURES
Index to Exhibits
EX-99.3
Ex -99.4

Page

Item 19. Exhibits	1
Index to Exhibits	4

EXPLANATORY NOTE

     This amendment to our annual report on Form 20-F that was filed with the United States Securities and Exchange Commission on June 16, 2003 in relation to our fiscal year ended December 14, 2002 is being filed only for the purpose of including Exhibits 99.3 and 99.4, which were not previously filed. Since no changes are being made to the annual report on Form 20-F previously filed with the Commission, only Exhibits 99.3 and 99.4 are being filed with this amendment to our annual report on Form 20-F.

PART III

Item 19.   Exhibits

The following document is filed as part of this amendment to our annual report:

Exhibit 99.1     Certification Pursuant to Section 906 of the Sarbanes-Oxley Act 2002*

Exhibit 99.2     The MTN Issuer’s Officer’s Certificate of Compliance*

Exhibit 99.3     Annual Servicer’s Certificate

Exhibit 99.4     Report of Independent Accountants

*	Previously filed.

SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, each Registrant certifies that it meets all of the requirements for filing on Form 20-F/A and has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYCARD FUNDING PLC

/s/ Richard Francis Sommers Name: Richard Francis Sommers Title: Director

Date:  July 15, 2003

BARCLAYCARD FUNDING PLC
Certification Pursuant to Section 302 of the Sarbanes-Oxley Act 2002

I, Richard Francis Sommers, certify that:

1.	I have reviewed this annual report on Form 20-F/A, and all reports on Form 6-K containing distribution or servicing reports filed in respect of periods included in the year covered by this annual report, of Barclaycard Funding PLC;

2.	Based on my knowledge, the information in these reports, taken as a whole, does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading as of the last day of the period covered by this annual report;

3.	Based on my knowledge, the distribution or servicing information required to be provided to the trustee by the servicer under the pooling and servicing, or similar, agreement, for inclusion in these reports is included in these reports;

4.	I am responsible for reviewing the activities performed by the servicer under the pooling and servicing, or similar, agreement and based upon my knowledge and the annual compliance review required under that agreement, and except as disclosed in the reports, the servicer has fulfilled its obligations under that agreement; and

5.	The reports disclose all significant deficiencies relating to the servicer’s compliance with the minimum servicing standards based upon the report provided by an independent public accountant, after conducting a review in compliance with the Uniform Single Attestation Program for Mortgage Bankers or similar procedure, as set forth in the pooling and servicing, or similar, agreement.

By: /s/ Richard Francis Sommers

Name: Richard Francis Sommers Title: Director Date: July 15, 2003

Index to Exhibits

Exhibit No	Document Description

Exhibit 99.1	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act 2002*

Exhibit 99.2	The MTN Issuer’s Officer’s Certificate of Compliance*

Exhibit 99.3	Annual Servicer’s Certificate

Exhibit 99.4	Report of Independent Accountants

*	Previously filed.